Mail Stop 3561

October 1, 2008

Mr. Daniel F. Medina
President
Genesis Companies Group, Inc.
255 S. Leland Norton Way
San Bernardino, CA 92408

> **Re:** **Genesis Companies Group, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 30, 2008**
> **File No. 033-34078-A**

Dear Mr. Medina,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 15

1. We note your response to our prior comment one and the related revisions to your filing. In the third paragraph of management's report on internal control over financial reporting, your revised disclosure states that your <u>disclosure controls and</u>

procedures were not effective. Since you already provided the conclusion of your evaluation of disclosure controls and procedures under Item 8A on page 14, please revise the third paragraph of management's report on internal control over financial reporting under Item 8A(T) on page 15 to provide your conclusion regarding the effectiveness of your internal controls over financial reporting (e.g. effective or ineffective). Refer to Item 308T(a)(3) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services